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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.         )

Liberty Satellite & Technology, Inc. (Name of Issuer)
Series A Common Stock, $1.00 par value per share (Title of Class of Securities)
531182103 (CUSIP Number)
Matthew S. Topham, Esq.	Mark R. Beatty, Esq.
Preston Gates & Ellis LLP	Cascade Investment, L.L.C.
701 Fifth Avenue, Suite 5000	2365 Carillon Point
Seattle, Washington 98104-7078	Kirkland, Washington 98033
(206) 623-7580
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 28, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box /x/.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 531182103

1	NAME OF REPORTING PERSON Cascade Investment, L.L.C. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 5,097,600*

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 5,097,600*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,097,600*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%

14	TYPE OF REPORTING PERSON OO

    * Includes 15,800 shares of the Issuer's Series B Common Stock, $1.00 par value per share ("Series B Common Stock"), which are convertible into shares of Series A Common Stock, $1.00 par value per share ("Series A Common Stock") on a one-for-one basis at Cascade's option. Each share of Series A Common Stock is entitled to one vote per share and each share of Series B Common Stock is entitled to ten votes per share. All shares of Series A Common Stock and Series B Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 531182103

1	NAME OF REPORTING PERSON William H. Gates III S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 5,097,600*

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 5,097,600*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,097,600*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%

14	TYPE OF REPORTING PERSON IN

    * Includes 15,800 shares of the Issuer's Series B Common Stock, $1.00 par value per share ("Series B Common Stock"), which are convertible into shares of Series A Common Stock, $1.00 par value per share ("Series A Common Stock") on a one-for-one basis at Cascade's option. Each share of Series A Common Stock is entitled to one vote per share and each share of Series B Common Stock is entitled to ten votes per share. All shares of Series A Common Stock and Series B Common Stock held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

Item 1.  Security and Issuer

    This statement relates to the Series A Common Stock, $1.00 par value per share (the "Series A Common Stock"), of Liberty Satellite & Technology, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 7600 East Orchard Road, Suite 330 South, Englewood, Colorado 80111.

Item 2.  Identity and Background

    This statement is being filed by Cascade Investment, L.L.C. ("Cascade"), which is a limited liability company organized under the laws of the State of Washington, and William H. Gates III, the sole member of Cascade. Cascade and Mr. Gates are each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons". Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner. Cascade conducts its principal business operations at 2365 Carillon Point, Kirkland, Washington 98033.

    Neither of the Reporting Persons nor Cascade's executive officer has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    The names, business addresses, principal employment (and the names and addresses of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer, director or person controlling Cascade are set forth in Exhibit 99.1 hereto and are incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

    Cascade originally received the Series A Common Stock in connection with the distribution (the "Distribution") by Tele-Communications, Inc. ("TCI") to certain of its stockholders of all the issued and outstanding Series A Common Stock. The Distribution was made on December 4, 1996 as a dividend to the holders of record of shares of Tele-Communications, Inc., Series A TCI Group Common Stock, $1.00 par value per share (the "Series A TCI Group Common Stock") at the close of business on November 12, 1996 (the "Record Date").* Pursuant to the Distribution, Series A Common Stock was distributed to Cascade, and all other such stockholders, on the basis of one share of the Series A Common Stock for each ten shares of Series A TCI Group Common Stock held by such holders on the Record Date.** Furthermore, subsequent to the Distribution, Cascade purchased additional shares of the Series A Common Stock in open market purchases.

    The source of Cascade's payment of the purchase price was its working capital. Cascade did not purchase any of the Series A Common Stock with borrowed funds. Likewise, none of the shares of Series B Common Stock, which are convertible into Series A Common Stock on a one-for-one basis, were acquired by Cascade with borrowed funds.

*  At the time of the Distribution, the Issuer was known as TCI Satellite Entertainment, Inc.

** In connection with the Distribution, Cascade also received shares of the Issuer's Series B Common Stock, $1.00 par value per share (the "Series B Common Stock") as a dividend by TCI to holders of record of shares of Tele-Communications, Inc. Series B TCI Group Common Stock, $1.00 par value per share (the "Series B TCI Group Common Stock) on the basis of one share of Series B Common Stock for each ten shares of Series B TCI Group Common Stock held by such holders on the Record Date.

The shares of Series B Common Stock are convertible into Series A Common Stock on a one-for one basis.

Item 4.  Purpose of Transaction

    Cascade has notified the Issuer's board of directors that it believes that the October 12, 2001 proposal of Liberty Media Corp. ("Liberty Media") to acquire the shares of the Issuer's common stock not already owned by Liberty Media is inadequate and has provided the board of directors with Cascade's analysis of the value of the Issuer's common stock. Cascade has also requested that the board of directors take appropriate steps to negotiate modifications in the offer with Liberty Media to reflect the value of the Issuer's common stock.

    The Reporting Persons acquired beneficial ownership of the Series A Common Stock and Series B Common Stock for investment purposes only. The Reporting Persons will continue to evaluate their ownership and voting position in the Issuer and may consider the following future courses of action, among others: (i) continuing to hold the Series A Common Stock and/or Series B Common Stock for investment; (ii) disposing of all or a portion of the Series A Common Stock and/or Series B Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of Series A Common Stock and/or Series B Common Stock in the open market, through a tender offer or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Series A Common Stock and/or Series B Common Stock. The Reporting Persons have not as yet determined which, if any, of the courses of action specified in this paragraph they may ultimately take. The Reporting Person's future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Series A Common Stock and/or Series B Common Stock, the Issuer's prospects and Cascade's portfolio.

    Except as set forth above, neither of the Reporting Persons nor Cascade's executive officer has any present intent or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

    The Reporting Persons and Cascade's executive officer reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer

    The share ownership percentages described in this Schedule 13D are based on 67,531,018 shares of Series A Common Stock outstanding as of October 31, 2001, as indicated in the Issuer's Form 10-Q for the quarter ended September 30, 2001.

    (a) As of the filing date of this Schedule 13D, the Reporting Persons share beneficial ownership of 5,097,600 shares of the Series A Common Stock,* which represents approximately 7.5% of the shares of Series A Common Stock currently issued and outstanding.

    (b) As of the filing date of this Schedule 13D, the Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of 5,097,600 shares of the Series A Common Stock.*

    (c) Not applicable.

    (d) All shares of Series A Common Stock beneficially owned by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade and Mr. Gates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

    (e) Not applicable.

* Includes 15,800 shares of Series B Common Stock, which are convertible into shares of Series A Common Stock on a one-for-one basis at the option of Cascade.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    The Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Series A Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

Exhibit 99.1	List of each executive officer, director or person controlling Cascade Investment, L.L.C.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 28, 2001 Date
CASCADE INVESTMENT L.L.C.
By	/s/ Michael Larson Michael Larson, Manager
WILLIAM H. GATES III
/s/ Michael Larson William H. Gates III, by Michael Larson as attorney in fact*

JOINT FILING AGREEMENT

    We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

DATED: November 28, 2001.
Cascade Investment L.L.C.
	By:	/s/ Michael Larson Michael Larson, Manager
William H. Gates III
/s/ Michael Larson William H. Gates III, by Michael Larson as attorney in fact*

* Duly authorized under power of attorney dated March 14, 2001, by and on behalf of William H. Gates III, filed with Cascade's Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File Number 005-52919, and incorporated by reference herein.

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SIGNATURE
JOINT FILING AGREEMENT